

April 22, 2013

Via E-mail
Mr. Thomas C. Freyman
EVP, Finance & Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: **Abbott Laboratories**
 Form 10-K for the Fiscal Year Ended December 31, 2012
 Filed February 15, 2013
 File No. 001-02189

Dear Mr. Freyman:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Gus Rodriguez

 Gus Rodriguez
 Accounting Branch Chief